UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

741929103

(CUSIP Number)

Fred J. Franklin

Chief Compliance Officer

Newport Global Advisors LP

50 Kennedy Plaza, 18th Floor

Providence, RI 02903

(401) 751-1700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 31, 2007

(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 741929103

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Newport Global Opportunities Fund LP 20-4075423
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

(8) Shared Voting Power

8,100,451
(9) Sole Dispositive Power

(10) Shared Dispositive Power

8,100,451

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

8,100,451
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
(13)	Percent of Class Represented by Amount in Row 11

7.10%
(14)	Type of Reporting Person

PN

CUSIP Number 741929103

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Newport Global Opportunities GP LP 20-4075335
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

(8) Shared Voting Power

8,100,451
(9) Sole Dispositive Power

(10) Shared Dispositive Power

8,100,451

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

8,100,451
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
(13)	Percent of Class Represented by Amount in Row 11

7.10%
(14)	Type of Reporting Person

PN

CUSIP Number 741929103

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Newport Global Opportunities GP LLC 20-4072336
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

(8) Shared Voting Power

8,100,451
(9) Sole Dispositive Power

(10) Shared Dispositive Power

8,100,451

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

8,100,451
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
(13)	Percent of Class Represented by Amount in Row 11

7.10%
(14)	Type of Reporting Person

OO

CUSIP Number 741929103

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Newport Global Advisors LP 20-3477523
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

(8) Shared Voting Power

8,100,451
(9) Sole Dispositive Power

(10) Shared Dispositive Power

8,100,451

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

8,100,451
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
(13)	Percent of Class Represented by Amount in Row 11

7.10%
(14)	Type of Reporting Person

IA

CUSIP Number 741929103

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Newport Global Advisors LLC 20-3607864
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

(8) Shared Voting Power

8,100,451
(9) Sole Dispositive Power

(10) Shared Dispositive Power

8,100,451

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

8,100,451
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
(13)	Percent of Class Represented by Amount in Row 11

7.10%
(14)	Type of Reporting Person

OO

CONTINUATION PAGES TO SCHEDULE 13D

This Statement on Schedule 13D relates to the beneficial ownership of Stock, par value $0.01 per share (the “Common Stock”), of Primus Telecommunications Group, Incorporated, a Delaware corporation (the “Company”). This statement is being filed on behalf of the reporting persons (the “Reporting Persons”) identified on the cover pages of this Statement. Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1.	Security and Company.

The class of equity securities to which this Statement relates is the Common Stock issued by the Company, which has its principal executive offices at 7901 Jones Branch Drive, Suite 900, McLean, Virginia 22102.

Item 2.	Identity and Background.

(a) Reference is made to Row 1 of the cover pages for the names of the Reporting Persons.

(b) The business address for each of the persons listed in Item 2(a) above is c/o Newport Global Advisors LP, Suite 150, 21 Waterway Avenue, The Woodlands, TX 77380.

(c) Newport Global Opportunities Fund is a private investment fund (the “Fund”). Newport Global Opportunities GP LP is the general partner of the Fund (“Fund GP”). Newport Global Opportunities GP LLC is the general partner of Fund GP (“GP LLC”). Newport Global Advisors LP is a registered investment adviser, manager of the Fund and managing member of GP LLC (“Fund Manager”). Newport Global Advisors LLC is the general partner of Fund Manager (“Manager GP”).

(d) and (e) None of the persons with respect to whom information is required by this Item 2 has been, during the last five years, either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) The Fund, Fund GP and Fund Manager are Delaware limited partnerships. GP LLC and Manager GP are Delaware limited liability companies.

Item 3.	Source and Amount of Funds or Other Consideration.

The Fund acquired 8,100,451 shares of the Company’s Common Stock (the “Shares”) for an aggregate purchase price of approximately $6,265,740, which was funded through the working capital of the Fund.

Item 4.	Purpose of Transaction.

The Fund acquired the Shares for investment purposes.

Fund Manager, on behalf of the Fund, intends to review its purpose with respect to the Shares from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations, prospects, general economic and industry conditions, the securities markets in general and the markets for the Company’s securities in particular, as well as other investment opportunities, liquidity requirements of the Fund, or other investment considerations deemed material to the Fund. Based upon such review, the Fund and Fund Manager will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time.

Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing review of this investment and investment alternatives, the Reporting Persons may consider such matters.

Item 5.	Interest in Securities of the Issuer.

(a)(i) The Fund is the direct beneficial owner of 8,100,451 shares of Common Stock, representing approximately 7.10% of the outstanding shares of Common Stock.

(ii) Fund GP, as the result of its position as the general partner of the Fund, GP LLC, as the result of its position as the general partner of Fund GP, Fund Manager, as the result of its position as the managing member of GP LLC, and Manager GP, as the result of its position as the general partner of Fund Manager, may be deemed to beneficially own the Shares.

(iii) Each of Fund GP, GP LLC, Fund Manager and Manager GP disclaims beneficial ownership of the Shares.

(iv) Except as otherwise described in sections (a)(i)-(iii) of this Item 5, no person listed in Item 2 of this Schedule 13D is a beneficial owner of the Shares.

(b) See Item 5(a) above.

(c) The table below lists the dates on which the Fund acquired Shares in the past 60 days, together with the amount of Shares acquired on such date and the price paid per such Share. All such acquisitions were made in the open market on “Pink Sheets.”

Date of Acquisition	Number of Shares Acquired	Price per Share (in dollars)

3/29/07	1,000,000	0.555
4/12/07	750,000	0.8
4/12/07	1,000,000	0.68
4/12/07	180,000	0.8083
4/17/07	42,500	0.7571
4/18/07	500,000	0.79
4/19/07	1,000,000	0.86
4/27/07	200,000	0.7492
5/24/07	1,000,000	0.72
5/31/2007	100,000	0.77
6/1/2007	762,500	0.8685
6/1/2007	300,000	0.846
6/4/2007	888,451	0.879
6/5/2007	25,000	0.93
6/8/2007	152,000	0.95
6/8/2007	200,000	0.933
	Ttl. 8,100,451

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Except as otherwise disclosed herein, none of the Reporting Persons has any contracts, arrangement, understandings or relationships with respect to securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1. Joint Filing Agreement pursuant to rule 13d-1(k)(1) among the Reporting Persons, dated June 11, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2007

NEWPORT GLOBAL OPPORTUNITIES FUND LP

By: Newport Global Opportunities GP LP, its general partner

By: Newport Global Opportunities GP LLC, its general partner

By: Newport Global Advisors LP, its managing member

	By:	/s/ Timothy T. Janszen
	Name:	Timothy T. Janszen
	Title:	Chief Executive Officer

NEWPORT GLOBAL OPPORTUNITIES GP LP

By: Newport Global Opportunities GP LLC, its general partner

By:	Newport Global Advisors LP, its managing member

	By:	/s/ Timothy T. Janszen
	Name:	Timothy T. Janszen
	Title:	Chief Executive Officer

NEWPORT GLOBAL OPPORTUNITIES GP LLC

By:	Newport Global Advisors LP, its managing member

	By:	/s/ Timothy T. Janszen
	Name:	Timothy T. Janszen
	Title:	Chief Executive Officer

NEWPORT GLOBAL ADVISORS LP

	By:	/s/ Timothy T. Janszen
	Name:	Timothy T. Janszen
	Title:	Chief Executive Officer

NEWPORT GLOBAL ADVISORS LLC

	By:	/s/ Timothy T. Janszen
	Name:	Timothy T. Janszen
	Title:	Chief Executive Officer

Exhibit 99.1

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13D, and all amendments thereto, to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Date: June 11, 2007

NEWPORT GLOBAL OPPORTUNITIES FUND LP

By: Newport Global Opportunities GP LP, its general partner

By: Newport Global Opportunities GP LLC, its general partner

By: Newport Global Advisors LP, its managing member

By:	/s/ Timothy T. Janszen
Name:	Timothy T. Janszen
Title:	Chief Executive Officer

NEWPORT GLOBAL OPPORTUNITIES GP LP

By: Newport Global Opportunities GP LLC, its general partner

By: Newport Global Advisors LP, its managing member

By:	/s/ Timothy T. Janszen
Name:	Timothy T. Janszen
Title:	Chief Executive Officer

NEWPORT GLOBAL OPPORTUNITIES GP LLC

By: Newport Global Advisors LP, its managing member

By:	/s/ Timothy T. Janszen
Name:	Timothy T. Janszen
Title:	Chief Executive Officer

NEWPORT GLOBAL ADVISORS LP

By:	/s/ Timothy T. Janszen
Name:	Timothy T. Janszen
Title:	Chief Executive Officer

NEWPORT GLOBAL ADVISORS LLC

By:	/s/ Timothy T. Janszen
Name:	Timothy T. Janszen
Title:	Chief Executive Officer